GVURA CORP.

Ul. Prof. Tsani Kalianjiev 14, ap 1, Varna, Bulgaria, 9000

May 4, 2015

Mr. Jeff Kauten and Mr. Jan Woo

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: GVURA Corp

Registration Statement on Form S-1

Filed on: January 27, 2015

     File No. 333- 201711

Dear Ms. Walsh  and Mr. Guidry,

We received your letter dated May 1, 2015, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on January 27, 2015:

 Dilution, page 15

1. We reviewed the revisions to your disclosure in response to comment 3. It appears that you properly computed the pro forma net tangible book value per common share after the offering. However, it appears that your computation of the increase in net book value per common share attributable to new investors, the dilution to new investors and dilution as a percentage of the offering price are not properly calculated. Please revise or advise.

In response to comment number 1 the company has revised to comply by correcting the calculations.

2 Please revise the amounts of the capital contribution by purchasers of the shares in the offering to represent the total cash consideration of such persons. Please also revise the percentages of the capital contribution by purchasers of shares and by the existing stockholder accordingly.

In response to comment number 2 the company has revised to comply by correcting the calculations.

Item 17. Undertakings, page 50

3. We note your response to comment 8. Please further revise your disclosure to include the undertaking required by Item 512(a)(ii) of Regulation S-K.

In response to comment number 3 the company has revised to comply to include the undertaking required by Item 512(a)(ii) of Regulation S-K.

Signature Page, page 52

4. We reviewed the revisions made in response to comment 9. It appears that you omitted the introductory paragraph to the second signature block. Please revise to conform to the signature page of Form S-1.

In response to comment number 4 the company has revised to comply and adding back the introductory paragraph to the second signature block.

This letter responds to all comments contained in your letter dated April 21, 2015.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Attention: David Flaxman

Email: info@gvura.eu

Telephone: 702 605 4591

Thank you.

Sincerely,

/S/ David Flaxman

David Flaxman, President